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March 26, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the two (2) press releases issued by the Company on March 26, 2007.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson

dlw 4/3

File No. 82-2683



PRESS RELEASE

RECEIVED
2007 APR -3 A 9:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Expects to Generate Net Book Gain of €550-600 Million and Net Proceeds of €625-675 Million

Amsterdam (March 26, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced, further to the press release issued earlier today on its agreement with Bridgepoint Capital Limited for purchase of its Education division for a purchase price of €774 million, that the company expects to generate from this transaction a net book gain of between €550 million and €600 million and net proceeds of between €625 million and €675 million, after transaction costs, additional pension funding requirements, and tax.

The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close by June 2007. Wolters Kluwer intends to return approximately €475 million of the net proceeds to shareholders through a share buy-back program in 2007, and plans to use the remaining net proceeds to reduce debt and to fund investments in growth opportunities for the company.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

File No. 82-2683



PRESS RELEASE

Contact:	Caroline Wouters	Oya Yavuz
	Vice President,	Vice President,
	Corporate Communications	Investor Relations
	Wolters Kluwer nv	Wolters Kluwer nv
	+ 31 (0)20 6070 459	+ 31 (0)20 6070 407
	press@wolterskluwer.com	ir@wolterskluwer.com

Wolters Kluwer and Bridgepoint Reach Agreement on Sale of Education

Net proceeds to be used for share buy-back, reduction of debt, and investments in growth

Amsterdam (March 26, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced that the company has reached an agreement to sell its Education division to Bridgepoint Capital Limited for a purchase price of €774 million. The agreement completes a review of strategic alternatives for the Education division that was announced by the company in September 2006. The positive advice of the employee representatives has been obtained. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close by June 2007. Wolters Kluwer intends to return approximately €475 million of the net proceeds to shareholders through a share buy-back program in 2007, and plans to use the remaining net proceeds to reduce debt and to fund investments in growth opportunities for the company.

"With the sale of the Education division Wolters Kluwer has taken another important step to enhance value for our shareholders and support the company's strategy to accelerate profitable growth. Our objective from the beginning was to provide the business with the best opportunities for future expansion, for the Education business as well as the core activities of Wolters Kluwer," said Nancy McKinstry, CEO and Chairman of the Executive Board of Wolters Kluwer. "I am pleased that we have come to an agreement with Bridgepoint. The value we have obtained reflects the hard work of our colleagues in the Education division, who have built a strong and profitable business. We wish them success and thank them for their efforts."

Bridgepoint is a leading European provider of private equity with a 25-year track record of investing in established businesses and working with management to create value within companies across Europe.

The agreement encompasses all of the Wolters Kluwer Education activities. Wolters Kluwer Education, with revenues of €316 million and approximately 1,450 employees, holds leading positions in primary, secondary, and vocational education in seven European countries - the Netherlands (Wolters-Noordhoff), Sweden (Liber), the United Kingdom (Nelson Thornes), Germany (Bildungsverlag EINS and digital spirit), Belgium (Wolters Plantyn), Austria (Jugend & Volk), and Hungary (Műszaki Kiadó).

Lehman Brothers acted as exclusive financial adviser, and Allen & Overy acted as legal adviser on the transaction. Wolters Kluwer has received a fairness opinion from both Citigroup and Lehman Brothers on the transaction.

Share buy-back

Wolters Kluwer intends to return approximately €475 million of the net proceeds from the sale of its Education division to shareholders through a share buy-back program. The remainder of the net proceeds will be used to reduce the company's debt level and to invest in activities which support the company's strategy to accelerate profitable growth. The share buy-back is likely to commence as soon as appropriate after closing of the sale of the Education division, which is expected in June 2007.



Updated outlook

Wolters Kluwer has updated its outlook for ordinary diluted EPS (from continuing operations) and free cash flow (from continuing operations). The updated outlook reflects the loss of the anticipated results of the Education division, mitigated by a reduction of financing costs and the number of shares outstanding, as a result of the share buy-back.

Outlook for 2007 (continuing operations and in constant currencies[1]):

Key performance indicators	2007
Organic revenue growth	4%
Ordinary EBITA margin	19-20%
Cash conversion ratio (CAR)	95-105%
Free cash flow	±€425 million
Return on invested capital %[2]	≥ WACC [3]
Ordinary diluted EPS	€1.45-€1.50

Guidance per division	2007 organic revenue growth
Health	2-3%
Corporate & Financial Services	5-7%
Tax, Accounting & Legal	4-6%
Legal, Tax & Regulatory Europe	2-4%

Outlook beyond 2007

Key performance indicators	Beyond 2007
Organic revenue growth	4-5%
Operating margins (ordinary EBITA margin)	Continuous improvement
Ordinary diluted EPS	Double-digit growth
Return on invested capital %[2]	Exceeding WACC[3] as of 2007
Dividend policy	Progressive
Target net-debt-to-EBITDA ratio	Approximately 2.5x

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

---

[1] Constant rate EUR/USD = 1.26. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations.

[2] After tax

[3] WACC (weighted average cost of capital) is currently 8% after tax



Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

END